Filed by FirstSun Capital Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstSun Capital Bancorp

Commission File No.: 001-42175

Date: October 27, 2025

FirstSun Capital Bancorp and First Foundation Inc. Merger Information

Employee FAQs (Internal Only – Not for Distribution)

•	What was announced?
o	On October 27, 2025 we announced that FirstSun Capital Bancorp will merge with First Foundation Inc. (“First Foundation”) (NYSE: FFWM), a financial services company with two wholly-owned operating subsidiaries, First Foundation Advisors and First Foundation Bank.
o	The transaction will create a premier bank operating in the nation’s best growth markets.
o	Upon closing of the transaction, the FirstSun and Sunflower Bank names and brands will be used for our holding company and bank entity, respectively.
o	After closing, the bank will have approximately $17 billion in total assets.

•	Who are First Foundation Inc., First Foundation Advisors and First Foundation Bank?

First Foundation Inc. (NYSE: FFWM) and its subsidiaries offer personal banking, business banking, and private wealth management services, including investment, trust, and philanthropy services. First Foundation has 30 branch/office locations in five states: CA, TX, NV, HI, and FL.

•	Why is FirstSun Capital Bancorp combining with First Foundation?

This merger represents an exciting opportunity to strengthen our platform for long-term, sustainable growth, expand our earnings power, and drive greater value for our stockholders.

Both organizations have a strong presence in large, vibrant markets, including the highly attractive Southern California region, which remains a key focus for our ongoing growth strategy.

•	What does this mean for me and my job? How will this impact my day-to-day responsibilities? Will this affect our reporting structure?
o	Today’s announcement is just the beginning of the process, and it will have no immediate impact on your day-to-day responsibilities right now.
o	It is important to remember that until the transaction closes, which we expect to occur in Q2 2026, FirstSun Capital Bancorp and First Foundation will continue to operate as separate, independent companies.
o	In the coming weeks and months, an integration planning team, which will be made up of leaders from both companies, will begin the planning process for integrating the two companies.

•	Will some positions be eliminated as a result of the transaction?
o	Part of the integration process will be to decide on the right talent for the combined company, and as in any transaction between companies of this size, we expect some overlap in functions and a focus on achieving cost savings.
o	The best thing everyone can do right now is continue to perform at the highest level and to deliver value for our clients.
o	It is also important to remember that we have only just announced the execution of the merger agreement and many decisions about how we will combine the two companies have not yet been finalized.
o	As always, we are committed to transparency and keeping our colleagues informed as we move through this process.
o	Rest assured, we are committed to supporting our team and treating all team members with respect and dignity through this transition.

•	Should we expect changes to compensation or benefits?
o	We do not expect any changes to your benefits and compensation at this time. Any changes to compensation and benefits will be communicated to you well in advance.

•	What are the shared values of the two organizations?
o	Sunflower Bank and First Foundation Bank are both dedicated to providing relationship-focused service and sophisticated financial expertise and products.
o	Both organizations share a deep commitment to enhancing the lives and wellbeing of the clients and communities we serve.
•	When will the transaction be completed? What approvals are required?
o	The transaction is expected to close in Q2 2026, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals.
o	It is important to remember that until that time, FirstSun Capital Bancorp and First Foundation will continue to operate as separate, independent companies.

•	Can I buy or sell FirstSun Capital stock or First Foundation stock now?
o	FirstSun Capital and First Foundation investor and stockholder policies will continue until the merger closes. All employees remain subject to FirstSun’s Insider Trading Policy.
o	As a reminder, the FirstSun Insider Trading Policy is posted on Insight and we encourage you to review it.

•	What will happen to FirstSun Capital Bancorp’s brands?
o	The combined bank holding company will operate under the FirstSun Capital brand and name, and the combined bank subsidiary will operate under the Sunflower Bank, N.A. brand and name.

•	Who will lead the combined company?
o	Mollie Hale Carter, Executive Chairman of FirstSun, Neal Arnold, CEO, President & Director of FirstSun, Rob Cafera, CFO, of FirstSun will all retain their current roles at the combined company.
o	Tom Shafer, who currently serves as CEO of First Foundation, will serve as Vice Chairman of the combined company following the merger.
o	Five current First Foundation directors will be invited to join the board of directors of the combined company at closing.
o	Additional appointments will be announced in the coming weeks and months.

•	Where will the combined company be headquartered?
o	FirstSun’s headquarters will continue be located in Denver, Colorado and corporate headquarters of Sunflower Bank will continue to be located in Dallas, Texas.

•	What are the plans to integrate the two companies?
o	In the coming weeks and months, the integration planning team made up of leaders from both companies will study processes and begin the work on bringing these two organizations together.
o	There is still a lot of work ahead and decisions to be made. We kindly ask that you understand we might not be able to answer every question immediately.
o	As always, we are committed to transparency and will continue to keep you updated as necessary along the way. In the meantime, please remain focused on serving our clients.

•	How will this affect our clients? If my clients ask me a question about the merger, how should I respond?
o	This combination will create a premier bank operating in the nation’s best growth markets.
o	The synergies created through this merger create opportunities to enhance performance and deepen our business capabilities.
o	Importantly, both companies are committed to preserving exceptional client experiences, and that is currently the focus.
o	More information will be communicated to clients as we near transaction close. We are at the beginning stages of this process and both companies will operate independently until a close is complete.
o	Please review the Client FAQs provided if you need additional information, however, you may not distribute the FAQ directly to any client or third party.
o	Feel free to explain to customers that we are still in the very early stages of the announcement and will share specifics as they become available. Nothing has changed at this point in time.
o	Until the merger receives all necessary approvals, customers are encouraged to rely on official bank communication channels for timely, up-to-date and accurate information.

•	What if I have additional questions that are not covered in the Frequently Asked Questions (FAQs)?
o	We kindly ask that you understand we might not be able to answer every question immediately, but please direct your additional questions to human.resources@SunflowerBank.com. Human Resources will work on providing a response to your questions and will continue to update the FAQs regularly with new information as integration proceeds.

•	What should I say if I’m contacted by the media or receive inquiries from individuals outside the company?
o	It is important that we speak with one voice on this matter. If you receive any media inquiries, please direct them immediately to jeanne.lipson@sunflowerbank.com, so we can respond on your behalf. Any questions from investors should be directed to investor.relations@firstsuncb.com.

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Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook, benefits and expectations of FirstSun and First Foundation with respect to the proposed merger, including future financial and operating results (including the anticipated impact of the proposed merger on the combined company’s respective earnings and tangible book value), and the expected timing of the closing of the merger. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);
•	the failure of First Foundation or FirstSun to obtain the required stockholder approval, or the failure of either party to satisfy any of the other closing conditions on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the proposed transaction, including the re-positioning strategy, will not be completed as planned, including the anticipated benefits of the proposed transaction, including the re-positioning strategy;
•	changes in global financial markets and economies and general market conditions, such as interest rates, foreign exchange rates, or stock, commodity, credit or asset valuations or volatility;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	the outcome of any legal proceedings that may be instituted against FirstSun or First Foundation;
•	the risk that the cost savings and synergies expected from the proposed transaction may not be realized or may take longer than anticipated to be realized;
•	the risk that integration of FirstSun’s and First Foundation’s respective businesses may be materially delayed or more costly or difficult than expected, including as a result of unexpected factors or events;
•	changes to tax legislation and their potential effects on the accounting for the merger;
•	the possibility of dilution to existing stockholders resulting from the issuance of additional shares in connection with the proposed transaction;
•	the possibility that the combined company may be subject to additional regulatory requirements as a result of the merger or expansion of its business operations; and
•	other factors that may affect future results of FirstSun or First Foundation including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward-Looking Statements” (in the case of First Foundation), and “Risk Factors” in FirstSun’s and First Foundation’s Annual Reports on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000008/fcb-20241231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000155837025003129/ffwm-20241231x10k.htm, respectively), and other documents subsequently filed by FirstSun and First Foundation with the Securities and Exchange Commission (the “SEC”). FirstSun and First Foundation disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement will include a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. When available, the joint proxy statement/prospectus will be sent to stockholders of FirstSun and First Foundation in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction will be included in the joint proxy statement/prospectus, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.